

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

June 9, 2008

**<u>Via Facsimile and U.S. Mail</u>**
Christine Russell
Vice President and Chief Financial Officer
Virage Logic Corporation
47100 Bayside Parkway
Fremont, CA 94538

> **Re:** **Virage Logic Corporation**
> **Schedule TO-I**
> **Filed May 29, 2008**
> **File No. 005-60203**

Dear Ms. Russell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Exchange.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Exchange

Conditions of the Offer, page 27

1. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the various references to "threatened" actions or injunctions since it is unclear how these actions could be objectively determined.

2.      Explain to us the purpose of the language that any determination by Virage concerning the events described in the offer conditions "will be final and binding upon all parties."  Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge Virage's determinations.

Exhibit 99.1(a)(1)(B)

3.  We note that you held an Employee Communications meeting.  Please file any written instruction, form or other material that was furnished to persons making an oral solicitation or recommendation by or on behalf of Virage, or advise us that no such material exists.  Refer to Item 1016(g) of Regulation M-A.

Closing Comments

        As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc:     Esme C. Smith, Esq.
        Jones Day